Exhibit 2

2013

FIRST QUARTER RESULTS

Stock Listing Information

NYSE (ADS) Ticker: CX

Mexican Stock Exchange Ticker: CEMEXCPO Ratio of CEMEXCPO to CX =  10:1

Investor Relations

In the United States:

+ 1 877 7CX NYSE

In Mexico:

+ 52 (81) 8888 4292 E Mail: ir@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS

	January - March				First Quarter			
	2013	2012	% Var.	l-t-l % Var.*	2013	2012	% Var.	l-t-l % Var.*
Consolidated cement volume (thousand of metric tons)	14,383	15,621	(8%)		14,383	15,621	(8%)	
Consolidated ready-mix volume (thousand of cubic meters)	11,812	12,457	(5%)		11,812	12,457	(5%)	
Consolidated aggregates volume (thousand of metric tons)	33,460	33,550	(0%)		33,460	33,550	(0%)	
Net sales	3,319	3,503	(5%)	(5%)	3,319	3,503	(5%)	(5%)
Gross profit	909	941	(3%)	(3%)	909	941	(3%)	(3%)
Gross profit margin	27.4%	26.9%	0.5pp		27.4%	26.9%	0.5pp	
Operating earnings before other expenses, net	239	240	(0%)	0%	239	240	(0%)	0%
Operating earnings before other expenses, net margin	7.2%	6.9%	0.3pp		7.2%	6.9%	0.3pp	
Consolidated net income (loss)	(265)	(30)	(786%)		(265)	(30)	(786%)	
Controlling interest net income (loss)	(281)	(30)	(845%)		(281)	(30)	(845%)	
Operating EBITDA	521	567	(8%)	(8%)	521	567	(8%)	(8%)
Operating EBITDA margin	15.7%	16.2%	(0.5pp)		15.7%	16.2%	(0.5pp)	
Free cash flow after maintenance capital expenditures	(483)	(287)	(68%)		(483)	(287)	(68%)	
Free cash flow	(510)	(302)	(69%)		(510)	(302)	(69%)	
Net debt plus perpetual notes	16,182	17,158	(6%)		16,182	17,158	(6%)	
Total debt	16,528	17,676	(6%)		16,528	17,676	(6%)	
Total debt plus perpetual notes	16,999	18,166	(6%)		16,999	18,166	(6%)	
Earnings (loss) per ADS	(0.24)	(0.03)	(836%)		(0.24)	(0.03)	(836%)	
Fully diluted earnings per ADS	(0.24)	(0.03)	(836%)		(0.24)	(0.03)	(836%)	
Average ADSs outstanding	1,166.8	1,156.2	1%		1,166.8	1,156.2	1%	
Employees	43,766	44,684	(2%)		43,766	44,684	(2%)	

In millions of US dollars, except percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions. Please refer to page 8 for end-of quarter CPO-equivalent units outstanding.

*Like-to-like ("l-t-l") percentage variations adjusted for investments/divestments and currency fluctuations.

[1] For 2013 and 2012, the effects on the denominator and numerator of potential dilutive shares generate anti-dilution; therefore, there is no change between the reported basic and diluted loss per share.

Consolidated net sales during the first quarter of 2013 decreased to US$3,3 billion, a decline of 5% compared with the first quarter of 2012. Adjusting for the fewer business days in our operations during the quarter, the decline in net sales was 2%. The decrease in consolidated net sales was due to lower volumes in the Northern Europe, Mexico, Mediterranean, and South, Central America and the Caribbean operations partially offset by higher prices in local currency terms in most of our regions.

Cost of sales as a percentage of net sales decreased by 0.5pp during the first quarter of 2013 compared to the same period last year. The decrease was due mainly to lower fuel and electricity costs and a reduction in workforce related to our cost reduction initiatives.

Operating expenses as a percentage of net sales increased by 0.2pp during the first quarter of 2013 compared with the same period last year, from 20.0% to 20.2%. Adjusting for an extraordinary favorable effect resulting from the change of a pension plan in our Northern Europe region from a defined benefit to a defined contribution and which reduced our liability by US$69 million in 2012, operating expenses as a percentage of net sales were reduced by 1.8pp. The decrease during the quarter was the result of savings from our cost reduction initiatives and lower distribution expenses.

Operating EBITDA decreased by 8% to US$521 million during the first quarter of 2013 compared with the same period last year. Adjusting for the fewer business days during the quarter as well as by the pension effect, operating EBITDA increased by 9%. The increase was due mainly to higher contributions from the U.S., and the South, Central America and the Caribbean, and Asia regions. **Operating EBITDA margin** decreased by 0.5pp from 16.2% in the first quarter of 2012 to 15.7% this quarter. Adjusting for the pension effect and the fewer business days during the quarter, operating EBITDA margin increased 1.6pp mainly as a result of higher prices in local currency terms in most our regions, partially mitigated by lower volumes in Mexico, and our Northern Europe, the Mediterranean and South, Central America and the Caribbean operations.

Exchange gain (loss), net for the quarter was a loss of US$118 million, resulting mainly from the fluctuation of the euro and the Mexican peso.

Gain (loss) on financial instruments for the quarter was a gain of US$123 million, resulting mainly from derivatives related to CEMEX shares.

Controlling interest net income (loss) was a loss of US$281 million in the first quarter of 2013 versus a loss of US$30 million in the same quarter of 2012. The higher quarterly loss primarily reflects the negative effect in foreign exchange fluctuations, higher financial expenses and higher income taxes, partially offset by a gain in financial instruments.

Total debt plus perpetual notes increased by US$355 million during the quarter.

2013 First Quarter Results Page 2

OPERATING RESULTS

Mexico

	January - March				First Quarter			
	2013	2012	% Var.	l-t-l % Var.*	2013	2012	% Var.	l-t-l % Var.*
Net sales	780	838	(7%)	(9%)	780	838	(7%)	(9%)
Operating EBITDA	263	297	(11%)	(13%)	263	297	(11%)	(13%)
Operating EBITDA margin	33.8%	35.4%	(1.6pp)		33.8%	35.4%	(1.6pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(10%)	(10%)	(8%)	(8%)	1%	1%
Price (USD)	2%	2%	2%	2%	3%	3%
Price (local currency)	(1%)	(1%)	0%	0%	0%	0%

Our Mexican operations' domestic gray cement volumes decreased by 10% during the quarter versus the same period last year, while ready-mix volumes declined by 8% during the same period.

Volumes in the quarter were negatively affected by fewer working days compared to the same quarter last year due to the Holy Week holidays as well as an extra day in 2012 related to leap year. Adjusting for the fewer business days in the quarter, volumes declined by 5% for domestic gray cement and 3% for ready-mix.

The industrial-and-commercial sector had a robust performance during the period. The transition process of the new government resulted in a delay in infrastructure spending as well as reduced spending in social programs. The formal residential sector showed a slight decline during the quarter mainly due to delays in government subsidies and uncertainty surrounding the new housing policy. The informal residential sector was stable during the quarter reflecting an increase in aggregate wages and employment levels.

United States

	January - March				First Quarter			
	2013	2012	% Var.	l-t-l % Var.*	2013	2012	% Var.	l-t-l % Var.*
Net sales	736	684	8%	8%	736	684	8%	8%
Operating EBITDA	19	(24)	N/A	N/A	19	(24)	N/A	N/A
Operating EBITDA margin	2.6%	(3.5%)	6.1pp		2.6%	(3.5%)	6.1pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	2%	2%	8%	8%	15%	15%
Price (USD)	5%	5%	6%	6%	(2%)	(2%)
Price (local currency)	5%	5%	6%	6%	(2%)	(2%)

Domestic gray cement, ready-mix, and aggregates volumes for CEMEX's operations in the United States increased by 2%, 8% and 15%, respectively, during the first quarter of 2013 versus the same period last year.

Sales volumes for the quarter reflect improved demand in most of our markets despite unfavorable weather conditions compared to unseasonably good weather last year. The residential sector continues to be the main driver for cement consumption supported by record high affordability, low interest rates, and low levels of inventories. The industrial-and-commercial sector maintained its positive momentum during the quarter.

2013 First Quarter Results Page 3

OPERATING RESULTS

Northern Europe

	January - March				First Quarter			
	2013	2012	% Var.	l-t-l % Var.*	2013	2012	% Var.	l-t-l % Var.*
Net sales	756	873	(13%)	(12%)	756	873	(13%)	(12%)
Operating EBITDA	(17)	55	N/A	N/A	(17)	55	N/A	N/A
Operating EBITDA margin	(2.2%)	6.3%	(8.5pp)		(2.2%)	6.3%	(8.5pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(15%)	(15%)	(14%)	(14%)	(10%)	(10%)
Price (USD)	(1%)	(1%)	(1%)	(1%)	(0%)	(0%)
Price (local currency)	1%	1%	1%	1%	2%	2%

During the first quarter of 2012 the operating EBITDA for the region had an extraordinary favorable effect resulting from the change of a pension plan for US$69 million. Excluding this effect, operating EBITDA during the first quarter of 2012 was negative US$14 million versus negative US$17 million in the same period of 2013.

Adjusting for the fewer business days during the quarter, our domestic gray cement, ready-mix and aggregates volumes in our Northern Europe region decreased by 11%, 11% and 7%, respectively, during the first quarter of 2013 versus the comparable period in 2012. In addition, adverse weather conditions in most countries of the region negatively affected our volumes.

In the United Kingdom, domestic gray cement volumes decreased, on a year-over-year basis, by 1%, ready-mix volumes declined by 3% while our aggregates volumes decreased by 8% during the first quarter of 2013. Lower construction activity during the quarter reflects the cuts in public spending. Tight credit conditions restricted the activity in the residential sector.

In our operations in France, ready-mix volumes decreased by 20% and our aggregates volumes declined by 2% during the first quarter of 2013 versus the comparable period last year. The snowy and cold winter conditions are responsible for most of the drop in ready-mix volumes. Infrastructure activity was supported by several highways and high-speed railway projects that started during 2012. Tight credit availability and the effect of the less attractive buy-to-let scheme introduced this year negatively affected the residential sector.

In Germany, our domestic gray cement volumes decreased by 14% during the first quarter on a year-over-year basis. The residential sector continued to be the main driver of demand for our products during the quarter supported by low mortgage rates and low unemployment. The infrastructure sector experienced some restraints in projects.

Domestic gray cement volumes of our operations in Poland declined by 36% during the quarter versus the comparable period in 2012. About half of the cement volume drop during the quarter was due to adverse weather conditions in the country. Infrastructure spending declined on a year-over-year basis due to a difficult 2012 comparison with investment leading up to the Euro 2012 championship.

2013 First Quarter Results Page 4

OPERATING RESULTS

Mediterranean

	January - March				First Quarter			
	2013	2012	% Var.	l-t-l % Var.*	2013	2012	% Var.	l-t-l % Var.*
Net sales	347	377	(8%)	(4%)	347	377	(8%)	(4%)
Operating EBITDA	73	97	(25%)	(19%)	73	97	(25%)	(19%)
Operating EBITDA margin	21.1%	25.8%	(4.7pp)		21.1%	25.8%	(4.7pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(12%)	(12%)	2%	2%	(5%)	(5%)
Price (USD)	(4%)	(4%)	1%	1%	9%	9%
Price (local currency)	5%	5%	1%	1%	8%	8%

Our domestic gray cement volumes in the Mediterranean region decreased by 12% during the first quarter of 2013 versus the same period in 2012.

Domestic gray cement volumes for our operations in Spain decreased by 33% and our ready-mix volumes declined by 32% on a year-over-year basis during the quarter. Demand for our products was affected by fewer working days as well as unfavorable weather conditions during most of the quarter. Volumes during the period were also impacted by low construction activity in the different sectors reflecting the adverse economic situation. The continued fiscal austerity measures kept infrastructure spending at very low levels.

In Egypt, our domestic gray cement volumes decreased by 3% during the first quarter of 2013 on a year-over-year basis. Volumes during the quarter reflect the increase in cement capacity in the country. Energy shortages had a negative effect on the production and delivery of cement, partially mitigating the impact of this new capacity. The informal residential sector was the main driver of cement consumption during the quarter.

South, Central America and the Caribbean

	January - March				First Quarter			
	2013	2012	% Var.	l-t-l % Var.*	2013	2012	% Var.	l-t-l % Var.*
Net sales	497	524	(5%)	(4%)	497	524	(5%)	(4%)
Operating EBITDA	188	178	5%	6%	188	178	5%	6%
Operating EBITDA margin	37.8%	34.0%	3.8pp		37.8%	34.0%	3.8pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(9%)	(9%)	(9%)	(9%)	(8%)	(8%)
Price (USD)	3%	3%	6%	6%	4%	4%
Price (local currency)	5%	5%	7%	7%	5%	5%

Our domestic gray cement volumes in the region decreased by 9% during the first quarter of 2013 versus the comparable period last year.

In Colombia, domestic gray cement and aggregated volumes decreased by 15% and 6%, respectively, while ready-mix volumes increased by 2% during the first quarter of 2013 versus the comparable period last year. Adjusting for the fewer business days in the quarter, volumes declined by 10% for domestic gray cement, grew by 7% for ready mix, and remained flat for aggregates. Our price increase at the beginning of the year, as expected, caused a slight reduction in our market share. In previous years after losing market share for this reason we have regained this market share in subsequent quarters. Self-construction sector experienced lower activity as some prospective home buyers have delayed their home purchasing decision awaiting the results of the government's 100 thousand free homes program. In addition, Bogota experienced a decline in housing. Furthermore, some infrastructure projects which were expected to start during the quarter were delayed and are still in the feasibility stage.

2013 First Quarter Results Page 5

OPERATING RESULTS

Asia

	January - March				First Quarter			
	2013	2012	% Var.	l-t-l % Var.*	2013	2012	% Var.	l-t-l % Var.*
Net sales	142	128	11%	7%	142	128	11%	7%
Operating EBITDA	24	12	93%	86%	24	12	93%	86%
Operating EBITDA margin	16.8%	9.7%	7.1pp		16.8%	9.7%	7.1pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	1%	1%	(10%)	(10%)	57%	57%
Price (USD)	16%	16%	2%	2%	9%	9%
Price (local currency)	10%	10%	3%	3%	10%	10%

Our domestic gray cement volumes in the region increased by 1% during the first quarter on a year-over-year basis.

In the Philippines, our domestic gray cement volumes increased by 4% during the first quarter of 2013 versus the comparable period of last year, despite the impact of less working days due to Holy Week.

The increase in volumes was driven by sustained infrastructure spending as well as favorable performance from the industrial-and-commercial sectors. Stable levels of inflation and mortgage rates as well as healthy remittances inflows during the quarter contributed to the growth in the residential sector.

2013 First Quarter Results Page 6

OPERATING EBITDA, FREE CASH FLOW AND DEBT-RELATED INFORMATION

Operating EBITDA and free cash flow

	January - March			First Quarter		
	2013	2012	% Var	2013	2012	% Var
Operating earnings before other expenses, net	239	240	(1%)	239	240	(1%)
+ Depreciation and operating amortization	282	327		282	327	
Operating EBITDA	521	567	(8%)	521	567	(8%)
- Net financial expense	357	334		357	334	
- Maintenance capital expenditures	48	49		48	49	
- Change in working capital	332	301		332	301	
- Taxes paid	276	177		276	177	
- Other cash items (net)	(9)	(6)		(9)	(6)	
Free cash flow after maintenance capital expenditures	(483)	(287)	(68%)	(483)	(287)	(68%)
- Strategic capital expenditures	27	14		27	14	
Free cash flow	(510)	(302)	(69%)	(510)	(302)	(69%)

In millions of US dollars, except percentages.

The negative free cash flow during the quarter was met with a decrease in cash balance, as well as the increase in debt during the quarter.

Information on debt and perpetual notes

	First Quarter			Fourth Quarter
	2013	2012	% Var	2012
Total debt [1]	16,528	17,676	(6%)	16,171
Short-term	3%	2%		1%
Long-term	97%	98%		99%
Perpetual notes	471	490	(4%)	473
Cash and cash equivalents	817	1,008	(19%)	971
Net debt plus perpetual notes	16,182	17,158	(6%)	15,674
Consolidated funded debt [2]/EBITDA [3]	5.58			5.44
Interest coverage [3][4]	2.06			2.10

	First Quarter	
	2013	2012
Currency denomination		
US dollar	85%	79%
Euro	13%	17%
Mexican peso	2%	4%
Other	1%	0%
Interest rate		
Fixed	67%	55%
Variable	33%	45%

In millions of US dollars, except percentages and ratios.

(1) Includes convertible notes and capital leases, in accordance with International Financial Reporting Standards (IFRS).
(2) Consolidated funded debt as of March 31, 2013 was US$14,319 million, in accordance with our contractual obligations under the Facilities Agreement.
(3) EBITDA calculated in accordance with IFRS.
(4) Interest expense calculated in accordance with our contractual obligations under the Facilities Agreement.

2013 First Quarter Results Page 7

EQUITY-RELATED AND DERIVATIVE INSTRUMENTS INFORMATION

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	10,918,119,279
Less increase (decrease) in the number of CPOs held in subsidiaries	(549,760)
Stock-based compensation	355,190
End-of-quarter CPO-equivalent units outstanding	10,919,024,229

Outstanding units equal total CPOs issued by CEMEX less CPOs held in subsidiaries.
CEMEX has outstanding mandatory convertible notes which, upon conversion, will increase the number of CPOs outstanding by approximately 194 million, subject to antidilution adjustments.

Employee long-term compensation plans

As of March 31, 2013, executives had outstanding options on a total of 6,621,309 CPOs, with a weighted-average strike price of approximately US$1.43 per CPO (equivalent to US$14.29 per ADS). Starting in 2005, CEMEX began offering executives a restricted stock-ownership program. As of March 31, 2013, our executives held 25,899,582 restricted CPOs, representing 0.2% of our total CPOs outstanding as of such date.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

	First Quarter		Fourth Quarter
	2013	2012	2012
Notional amount of equity related derivatives [1] [2]	2,426	2,787	2,775
Estimated aggregate fair market value [1] [3] [4]	375	(38)	(138)

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation, but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX's exposure to the risks being hedged.

***Note:** Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. As of March 31, 2013, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net asset of US$422 million, including a liability of US$43 million corresponding to an embedded derivative related to our Mandatory Convertible Notes, which according to our debt agreements, is presented net of the assets associated with the derivative instruments. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.*

(1) *Excludes an interest-rate swap related to our long-term energy contracts. As of March 31, 2013, the notional amount of this derivative was US$181 million, with a positive fair market value of approximately US$47 million.*

(2) *Includes a notional amount of US$13 million in connection with a guarantee by CEMEX of a financial transaction entered into by its employees' pension fund trust. As of March 31, 2013, the fair value of this financial guarantee represented an asset of US$14 million.*

(3) *Net of cash collateral deposited under open positions. Cash collateral was US$10 million as of March 31, 2013.*

(4) *As required by IFRS, the estimated aggregate fair market value as of March 31, 2013 includes a liability of US$43 million relating to an embedded derivative in CEMEX's Mandatory Convertible Notes while the estimated aggregate fair market value as of March 31, 2012 and December 31, 2012 include a liability of US$179 million and US$365 million, respectively, related to an embedded derivative in CEMEX's Optional Convertible Subordinated Notes. For more information please refer to page 17 "Change in the Parent Company's functional currency."*

2013 First Quarter Results Page 8

OPERATING RESULTS

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except per ADS amounts)

	January - March				First Quarter			
INCOME STATEMENT	2013	2012	% Var.	like-to-like % Var.*	2013	2012	% Var.	like-to-like % Var.*
Net sales	3,318,617	3,502,550	(5%)	(5%)	3,318,617	3,502,550	(5%)	(5%)
Cost of sales	(2,410,019)	(2,561,251)	6%		(2,410,019)	(2,561,251)	6%	
Gross profit	908,599	941,300	(3%)	(3%)	908,599	941,300	(3%)	(3%)
Operating expenses	(669,453)	(701,049)	5%		(669,453)	(701,049)	5%	
Operating earnings before other expenses, net	239,146	240,251	(0%)	0%	239,146	240,251	(0%)	0%
Other expenses, net	(19,551)	(17,325)	(13%)		(19,551)	(17,325)	(13%)	
Operating earnings	219,598	222,926	(1%)		219,598	222,926	(1%)	
Financial expense	(368,576)	(343,024)	(7%)		(368,576)	(343,024)	(7%)	
Other financial income (expense), net	2,906	179,941	(98%)		2,906	179,941	(98%)	
Financial income	7,909	14,305	(45%)		7,909	14,305	(45%)	
Results from financial instruments, net	123,144	29,174	322%		123,144	29,174	322%	
Foreign exchange results	(118,057)	149,576	N/A		(118,057)	149,576	N/A	
Effects of net present value on assets and liabilities and others, net	(10,090)	(13,113)	23%		(10,090)	(13,113)	23%	
Equity in gain (loss) of associates	(4,792)	(1,150)	(317%)		(4,792)	(1,150)	(317%)	
Income (loss) before income tax	(150,864)	58,693	N/A		(150,864)	58,693	N/A	
Income tax	(114,498)	(88,631)	(29%)		(114,498)	(88,631)	(29%)	
Consolidated net income (loss)	(265,363)	(29,938)	(786%)		(265,363)	(29,938)	(786%)	
Non-controlling interest net income (loss)	15,298	(228)	N/A		15,298	(228)	N/A	
Controlling interest net income (loss)	(280,661)	(29,710)	(845%)		(280,661)	(29,710)	(845%)	
Operating EBITDA	521,136	567,112	(8%)	(8%)	521,136	567,112	(8%)	(8%)
Earnings (loss) per ADS	(0.24)	(0.03)	(836%)		(0.24)	(0.03)	(836%)	

	As of March 31		
BALANCE SHEET	2013	2012	% Var.
Total assets	37,274,044	39,612,339	(6%)
Cash and cash equivalents	817,055	1,008,067	(19%)
Trade receivables less allowance for doubtful accounts	1,940,064	2,061,938	(6%)
Other accounts receivable	512,212	470,794	9%
Inventories, net	1,309,884	1,317,767	(1%)
Other current assets	439,472	400,955	10%
Current assets	5,018,686	5,259,522	(5%)
Property, machinery and equipment, net	16,250,296	17,153,366	(5%)
Other assets	16,005,062	17,199,452	(7%)
Total liabilities	24,972,252	27,387,710	(9%)
Current liabilities	4,389,598	4,530,850	(3%)
Long-term liabilities	13,816,289	15,027,900	(8%)
Other liabilities	6,766,365	7,828,960	(14%)
Total stockholders' equity	12,301,791	12,224,630	1%
Non-controlling interest and perpetual instruments	1,159,773	725,615	60%
Total controlling interest	11,142,019	11,499,015	(3%)

2013 First Quarter Results Page 9

OPERATING RESULTS

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms, except per ADS amounts)

	January - March			First Quarter		
INCOME STATEMENT	2013	2012	% Var.	2013	2012	% Var.
Net sales	41,847,765	45,217,926	(7%)	41,847,765	45,217,926	(7%)
Cost of sales	(30,390,337)	(33,065,744)	8%	(30,390,337)	(33,065,744)	8%
Gross profit	11,457,428	12,152,182	(6%)	11,457,428	12,152,182	(6%)
Operating expenses	(8,441,798)	(9,050,542)	7%	(8,441,798)	(9,050,542)	7%
Operating earnings before other expenses, net	3,015,630	3,101,640	(3%)	3,015,630	3,101,640	(3%)
Other expenses, net	(246,536)	(223,671)	(10%)	(246,536)	(223,671)	(10%)
Operating earnings	2,769,133	2,877,969	(4%)	2,769,133	2,877,969	(4%)
Financial expense	(4,647,743)	(4,428,437)	(5%)	(4,647,743)	(4,428,437)	(5%)
Other financial income (expense), net	36,646	2,323,044	(98%)	36,646	2,323,044	(98%)
Financial income	99,734	184,672	(46%)	99,734	184,672	(46%)
Results from financial instruments, net	1,552,844	376,641	312%	1,552,844	376,641	312%
Foreign exchange results	(1,488,702)	1,931,023	N/A	(1,488,702)	1,931,023	N/A
Effects of net present value on assets and liabilities and others, net	(127,230)	(169,293)	25%	(127,230)	(169,293)	25%
Equity in gain (loss) of associates	(60,432)	(14,845)	(307%)	(60,432)	(14,845)	(307%)
Income (loss) before income tax	(1,902,397)	757,731	N/A	(1,902,397)	757,731	N/A
Income tax	(1,443,825)	(1,144,224)	(26%)	(1,443,825)	(1,144,224)	(26%)
Consolidated net income (loss)	(3,346,221)	(386,493)	(766%)	(3,346,221)	(386,493)	(766%)
Non-controlling interest net income (loss)	192,908	(2,938)	N/A	192,908	(2,938)	N/A
Controlling interest net income (loss)	(3,539,129)	(383,556)	(823%)	(3,539,129)	(383,556)	(823%)
Operating EBITDA	6,571,522	7,321,416	(10%)	6,571,522	7,321,416	(10%)
Earnings (loss) per ADS	(3.03)	(0.33)	(814%)	(3.03)	(0.33)	(814%)

	As of March 31		
BALANCE SHEET	2013	2012	% Var.
Total assets	459,961,700	507,830,192	(9%)
Cash and cash equivalents	10,082,453	12,923,423	(22%)
Trade receivables less allowance for doubtful accounts	23,940,390	26,434,050	(9%)
Other accounts receivable	6,320,698	6,035,583	5%
Inventories, net	16,163,962	16,893,767	(4%)
Other current assets	5,423,079	5,140,247	6%
Current assets	61,930,582	67,427,070	(8%)
Property, machinery and equipment, net	200,528,653	219,906,149	(9%)
Other assets	197,502,465	220,496,972	(10%)
Total liabilities	308,157,594	351,110,439	(12%)
Current liabilities	54,167,643	58,085,496	(7%)
Long-term liabilities	170,160,123	192,657,682	(12%)
Other liabilities	83,829,829	100,367,261	(16%)
Total stockholders' equity	151,804,105	156,719,753	(3%)
Non-controlling interest and perpetual instruments	14,311,597	9,302,379	54%
Total controlling interest	137,492,508	147,417,374	(7%)

2013 First Quarter Results Page 10

OPERATING RESULTS

Operating Summary per Country

In thousands of U.S. dollars

	January - March				First Quarter			
NET SALES	2013	2012	% Var.	like-to-like % Var. *	2013	2012	% Var.	like-to-like % Var. *
Mexico	779,927	837,695	(7%)	(9%)	779,927	837,695	(7%)	(9%)
U.S.A.	735,985	684,310	8%	8%	735,985	684,310	8%	8%
Northern Europe	755,789	872,866	(13%)	(12%)	755,789	872,866	(13%)	(12%)
Mediterranean	347,231	377,242	(8%)	(4%)	347,231	377,242	(8%)	(4%)
South, Central America and the Caribbean	497,108	524,499	(5%)	(4%)	497,108	524,499	(5%)	(4%)
Asia	142,311	128,264	11%	7%	142,311	128,264	11%	7%
Others and intercompany eliminations	*60,266*	*77,674*	*(22%)*	*(22%)*	*60,266*	*77,674*	*(22%)*	*(22%)*
TOTAL	3,318,617	3,502,550	(5%)	(5%)	3,318,617	3,502,550	(5%)	(5%)

GROSS PROFIT								
Mexico	368,411	407,998	(10%)	(12%)	368,411	407,998	(10%)	(12%)
U.S.A.	57,673	22,828	153%	153%	57,673	22,828	153%	153%
Northern Europe	116,305	137,305	(15%)	(13%)	116,305	137,305	(15%)	(13%)
Mediterranean	92,909	123,228	(25%)	(20%)	92,909	123,228	(25%)	(20%)
South, Central America and the Caribbean	244,006	255,215	(4%)	(3%)	244,006	255,215	(4%)	(3%)
Asia	31,639	21,171	49%	43%	31,639	21,171	49%	43%
Others and intercompany eliminations	*(2,344)*	*(26,446)*	*91%*	*91%*	*(2,344)*	*(26,446)*	*91%*	*91%*
TOTAL	908,599	941,300	(3%)	(3%)	908,599	941,300	(3%)	(3%)

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET								
Mexico	214,662	243,758	(12%)	(14%)	214,662	243,758	(12%)	(14%)
U.S.A.	(101,078)	(147,956)	32%	32%	(101,078)	(147,956)	32%	32%
Northern Europe	(67,083)	(7,198)	(832%)	(850%)	(67,083)	(7,198)	(832%)	(850%)
Mediterranean	45,352	67,848	(33%)	(27%)	45,352	67,848	(33%)	(27%)
South, Central America and the Caribbean	166,648	157,818	6%	7%	166,648	157,818	6%	7%
Asia	15,798	5,231	202%	193%	15,798	5,231	202%	193%
Others and intercompany eliminations	*(35,154)*	*(79,251)*	*56%*	*57%*	*(35,154)*	*(79,251)*	*56%*	*57%*
TOTAL	239,146	240,251	(0%)	0%	239,146	240,251	(0%)	0%

2013 First Quarter Results Page 11

OPERATING RESULTS

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January - March				First Quarter			
OPERATING EBITDA	2013	2012	% Var.	like-to-like % Var. *	2013	2012	% Var.	like-to-like % Var. *
Mexico	263,395	296,712	(11%)	(13%)	263,395	296,712	(11%)	(13%)
U.S.A.	18,856	(24,049)	N/A	N/A	18,856	(24,049)	N/A	N/A
Northern Europe	(16,616)	55,166	N/A	N/A	(16,616)	55,166	N/A	N/A
Mediterranean	73,378	97,483	(25%)	(19%)	73,378	97,483	(25%)	(19%)
South, Central America and the Caribbean	187,704	178,459	5%	6%	187,704	178,459	5%	6%
Asia	23,964	12,411	93%	86%	23,964	12,411	93%	86%
Others and intercompany eliminations	*(29,545)*	*(49,069)*	*40%*	*43%*	*(29,545)*	*(49,069)*	*40%*	*43%*
TOTAL	521,136	567,112	(8%)	(8%)	521,136	567,112	(8%)	(8%)

OPERATING EBITDA MARGIN	2013	2012			2013	2012		
Mexico	33.8%	35.4%			33.8%	35.4%		
U.S.A.	2.6%	(3.5%)			2.6%	(3.5%)		
Northern Europe	(2.2%)	6.3%			(2.2%)	6.3%		
Mediterranean	21.1%	25.8%			21.1%	25.8%		
South, Central America and the Caribbean	37.8%	34.0%			37.8%	34.0%		
Asia	16.8%	9.7%			16.8%	9.7%		
TOTAL	15.7%	16.2%			15.7%	16.2%		

2013 First Quarter Results Page 12

OPERATING RESULTS

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - March			First Quarter		
	2013	2012	% Var.	2013	2012	% Var.
Consolidated cement volume [1]	14,383	15,621	(8%)	14,383	15,621	(8%)
Consolidated ready-mix volume [2]	11,812	12,457	(5%)	11,812	12,457	(5%)
Consolidated aggregates volume [2]	33,460	33,550	(0%)	33,460	33,550	(0%)

Per-country volume summary

DOMESTIC GRAY CEMENT VOLUME	January - March 2013 Vs. 2012	First Quarter 2013 Vs. 2012	First Quarter 2013 Vs. Fourth Quarter 2012
Mexico	(10%)	(10%)	(8%)
U.S.A.	2%	2%	(6%)
Northern Europe	(15%)	(15%)	(34%)
Mediterranean	(12%)	(12%)	(2%)
South, Central America and the Caribbean	(9%)	(9%)	(7%)
Asia	1%	1%	5%

READY-MIX VOLUME			
Mexico	(8%)	(8%)	(17%)
U.S.A.	8%	8%	0%
Northern Europe	(14%)	(14%)	(28%)
Mediterranean	2%	2%	3%
South, Central America and the Caribbean	(9%)	(9%)	(6%)
Asia	(10%)	(10%)	(14%)

AGGREGATES VOLUME			
Mexico	1%	1%	(19%)
U.S.A.	15%	15%	1%
Northern Europe	(10%)	(10%)	(32%)
Mediterranean	(5%)	(5%)	(2%)
South, Central America and the Caribbean	(8%)	(8%)	(5%)
Asia	57%	57%	16%

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2013 First Quarter Results Page 13

OPERATING RESULTS

Price Summary

Variation in U.S. Dollars

DOMESTIC GRAY CEMENT PRICE	January - March 2013 Vs. 2012	First Quarter 2013 Vs. 2012	First Quarter 2013 Vs. Fourth Quarter 2012
Mexico	2%	2%	2%
U.S.A.	5%	5%	2%
Northern Europe (*)	(1%)	(1%)	3%
Mediterranean (*)	(4%)	(4%)	(1%)
South, Central America and the Caribbean (*)	3%	3%	1%
Asia (*)	16%	16%	2%

READY-MIX PRICE			
Mexico	2%	2%	2%
U.S.A.	6%	6%	1%
Northern Europe (*)	(1%)	(1%)	6%
Mediterranean (*)	1%	1%	3%
South, Central America and the Caribbean (*)	6%	6%	5%
Asia (*)	2%	2%	2%

AGGREGATES PRICE			
Mexico	3%	3%	5%
U.S.A.	(2%)	(2%)	1%
Northern Europe (*)	(0%)	(0%)	9%
Mediterranean (*)	9%	9%	6%
South, Central America and the Caribbean (*)	4%	4%	(3%)
Asia (*)	9%	9%	7%

(*) Volume weighted-average price.

2013 First Quarter Results Page 14

OPERATING RESULTS

Price Summary

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January - March 2013 Vs. 2012	First Quarter 2013 Vs. 2012	First Quarter 2013 Vs. Fourth Quarter 2012
Mexico	(1%)	(1%)	(1%)
U.S.A.	5%	5%	2%
Northern Europe (*)	1%	1%	6%
Mediterranean (*)	5%	5%	5%
South, Central America and the Caribbean (*)	5%	5%	1%
Asia (*)	10%	10%	1%
READY-MIX PRICE			
Mexico	0%	0%	(1%)
U.S.A.	6%	6%	1%
Northern Europe (*)	1%	1%	7%
Mediterranean (*)	1%	1%	1%
South, Central America and the Caribbean (*)	7%	7%	6%
Asia (*)	3%	3%	3%
AGGREGATES PRICE			
Mexico	0%	0%	2%
U.S.A.	(2%)	(2%)	1%
Northern Europe (*)	2%	2%	11%
Mediterranean (*)	8%	8%	3%
South, Central America and the Caribbean (*)	5%	5%	(3%)
Asia (*)	10%	10%	8%

(*) Volume weighted-average price.

2013 First Quarter Results Page 15

OTHER ACTIVITIES

CEMEX’s self construction initiatives benefit more than 2 million people

On April 16, 2013, CEMEX presented its 2012 Sustainable Development  Report. Among other highlights, the company reported that its different self construction initiatives, including Patrimonio Hoy, ConstruApoyo, and Productive Centers of Self Employment, benefited more than 2 million people since the programs started. With the world’s population expected to reach the 9 billion  milestone by 2050, CEMEX is focused on meeting the needs of this growing population, while protecting the environment and contributing to  the design of resource efficient urban environments. CEMEX´s 2012 Sustainable Development Report summarizes its role in “Building the Cities of the Future.” In  this latest report, CEMEX shows significant progress in major priority areas such as the company’s carbon strategy, sustainable construction,  environmental and biodiversity management, workplace safety, affordable housing and infrastructure initiatives to strengthen communities around the world, and  the development of innovative products designed to promote sustainable behavior of its end users. Key highlights include:

•The company launched CEMEX Green Building Services to support  clients in the execution of LEED or BREEAM certified projects with an integrated offer that includes bioclimatic architecture and energy efficient engineering.

•CEMEX conceptualized and engineered global products to positively  impact job site safety, promote efficient construction practices, sensibly preserve natural resources vital to life, lower carbon footprint, and  improve the quality of life in rapidly transforming cities.

• CEMEX introduced a new modular, lightweight building system for affordable vertical housing construction.

• The company facilitated the completion of nearly 3,000 affordable housing projects during 2012.

•CEMEX supported more than 42,900 families in building 407,000  square meters of living space through its Patrimonio Hoy program.

•In 2012, CEMEX transformed agricultural, industrial, and municipal  waste into fuel for our cement kilns, achieving a 27% alternative fuel substitution rate. Overall, the company’s total low carbon initiatives resulted in the avoidance of the emission of 7.8 million tons of CO2 into the atmosphere, equivalent to the emissions  made by 1.5 million cars.

•CEMEX completed 315 infrastructure projects in 2012, including  solutions for sustainable mass transit systems in Latin America, such as Bus Rapid Transit and metro lines.

The report includes an external limited assurance statement by  PricewaterhouseCoopers for the seventh consecutive year, as well as a statement from the company’s Sustainability Reporting Advisory Panel.

CEMEX signs research agreement with the Earth Engineering Center,  Columbia University and City College of New York

On April 9, 2013, CEMEX announced a collaboration agreement with  the Earth Engineering Center (EEC) at Columbia University and City College of

New York in which EEC will conduct a year long study of the life cycle effects of using alternative fuels in cement manufacturing. This study will result in a better understanding  of the role that alternative fuels play in society and the environment. Led by Professors Nickolas Themelis and Marco Castaldi, from  Columbia University and the City College of New York, respectively, the study will focus on waste combustion technologies implemented in CEMEX  kilns in the United States and Mexico. Since 2005, CEMEX has invested more than US$175 million, adjusting its production process and  installing equipment to use alternative fuels in its cement kilns. In 2012, CEMEX achieved approximately a 27% alternative fuel substitution rate  in its cement production. CEMEX is on track to achieve its target of a 35% alternative fuel substitution rate in cement production by  2015. The substitution of fossil fuels with alternative fuels results in numerous benefits such as the reduction of GHG emissions and use  of greenfields for land filling, the displacement of fossil fuels, and lower energy costs.

CEMEX announces pricing of U.S.$600 million in senior secured notes

On March 14, 2013, CEMEX announced the pricing of U.S.$600 million aggregate principal amount of senior  secured notes (the “Notes”) denominated in U.S. dollars. The Notes will bear interest at an annual rate of 5.875% and mature in  2019. The Notes were issued at par and are callable commencing on their 3rd anniversary. The closing of the offering occurred on March  25, 2013. CEMEX used approximately U.S.$55 million of the net proceeds from the offering for the repayment in full of the remaining  indebtedness under CEMEX’s 2009 Financing Agreement, dated August 14, 2009, as amended, and the remainder for general corporate purposes,  including the repayment of other indebtedness. The Notes share in the collateral pledged for the benefit of the lenders under the Facilities  Agreement and other secured obligations having the benefit of such collateral, and are guaranteed by CEMEX México, S.A. de C.V., CEMEX  Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, S.A., Cemex Asia B.V.,  CEMEX Corp., Cemex Egyptian Investments B.V., CEMEX France Gestion (S.A.S.), Cemex Research Group AG, Cemex Shipping B.V. and CEMEX UK.

CEMEX announces winners of INTEGRATE Global Suppliers Innovation  Program

On March 14, 2013, CEMEX announced the winners of INTEGRATE, the  company’s Global Suppliers Innovation Program. Among other attributes, the winning ideas were recognized for their innovation, financial contribution,  speed and ease of implementation, and scalability for different countries and operations. The suppliers’ proposed ideas were subjected to a two phase evaluation process: first, scrutiny by 55 Global Procurement executives, Procurement country heads and Corporate Innovation; and second, analysis  by 13 experts from different areas throughout CEMEX. CEMEX presented the awards at a ceremony on Thursday, March 14, at CEMEX Corporate  Headquarters in Monterrey, Mexico.

CEMEX provides world class solutions for 315 infrastructure projects during 2012

On March 11, 2013, CEMEX announced that, during 2012, it provided  building solutions for the completion of 315 infrastructure projects —representing more than 8 million square meters of pavement for highways,  mass transit projects, airport runways, and city streets. Through projects such as the Metro Line in Panama, the first metro in Central  America, and the Bus Rapid Transit systems in Mexico, CEMEX continues to innovate and provide state of the art solutions for transportation systems that serve as critical connections between residents, their cities, and their world. Concrete, an essential  component for infrastructure development, has demonstrated better economic and environmental performance than competing materials. The Massachusetts Institute of Technology (MIT) has released  research findings that will help set a new standard in life cycle assessment modeling for building materials. The studies, which are part of an ongoing research initiative at the MIT Concrete  Sustainability Hub (CSHub), quantify the environmental impact and costs of paving and building materials. The MIT CSHub is a research center  established at MIT in collaboration with the Portland Cement Association and the Ready Mixed Concrete (RMC) Research and Education Foundation.

2013 First Quarter Results Page 16

OTHER INFORMATION

Change in the Parent Company’s functional currency

Considering the guidance under IFRS set forth by International Accounting Standard 21, The Effects of  Changes in Foreign Exchange Rates (“IAS 21”), and based on changing circumstances on the net monetary position in foreign currencies of  CEMEX, S.A.B. de C.V. (on a parent company only basis) resulting mainly from: a) a significant decrease in tax liabilities denominated in  Mexican Pesos; b) a significant increase in its U.S. Dollar denominated debt and other financial obligations; and c) the expected increase in U.S. Dollar denominated intra group administrative expenses associated with the externalization of major back office activities with IBM; effective as of January 1, 2013,  CEMEX, S.A.B. de C.V., for purposes of its parent company only financial statements, was required to prospectively change its functional currency  from the Mexican Peso to the U.S. Dollar, as the U.S. Dollar was determined to be the currency of CEMEX, S.A.B. de C.V.‘s  primary economic environment. The aforementioned change has no effect on the functional currencies of CEMEX, S.A.B. de C.V.‘s subsidiaries, which  continue to be the currency in the primary economic environment in which each subsidiary operates. Moreover, the reporting currency for the  consolidated financial statements of CEMEX, S.A.B. de C.V. and its subsidiaries and the parent company only financial statements of CEMEX, S.A.B.  de C.V. continues to be the Mexican Peso.

The main effects in CEMEX, S.A.B. de C.V.‘s parent company  only financial statements beginning on January 1, 2013, associated with the change in functional currency, as compared to prior years are:  a) all transactions, revenues and expenses in any currency are recognized in U.S. Dollars at the exchange rates prevailing at their  execution dates; b) monetary balances of CEMEX, S.A.B. de C.V. denominated in U.S. Dollars will not generate foreign currency fluctuations, while  monetary balances in Mexican Pesos and other non U.S. Dollar denominated balances will now generate foreign currency fluctuations through CEMEX, S.A.B. de C.V.‘s statement of operations; and c) the  conversion option embedded in CEMEX, S.A.B. de C.V.‘s Mandatory Convertible Notes denominated in Mexican Pesos will now be treated as a  stand alone derivative instrument through CEMEX, S.A.B. de C.V.‘s statement of operations, while the options embedded in CEMEX, S.A.B. de C.V.‘s  U.S. Dollar Denominated 2010 Optional Convertible Subordinated Notes and 2011 Optional

Convertible Subordinated Notes will cease to be treated as stand alone derivatives through CEMEX, S.A.B. de C.V.‘s statement of operations. Prior period financial statements are not required to be  restated.

Significant tax proceedings

In connection with the previously publicly disclosed tax proceeding  related to the taxes payable in Mexico from passive income generated by foreign investments for the years 2005 and 2006 and the  transitory amnesty provision, on January 31, 2013, CEMEX, S.A.B. de C.V. was notified of the agreement reached with the Mexican tax  authorities regarding the settlement of such tax proceeding pursuant to a final payment according to the rules of the transitory provision.

Mexican Tax Reform 2010

In November 2009, the Mexican Congress approved amendments to the income tax law that became effective  on January 1, 2010. The new law included changes to the tax consolidation regime that require CEMEX to, among other things, determine  income taxes as if the tax consolidation provisions in Mexico did not exist from 1999 onward. These changes also required the payment  of taxes on dividends between entities of the consolidated tax group (specifically, dividends paid from profits that were not taxed in the  past), certain special items in the tax consolidation, as well as tax loss carryforwards generated by entities within the consolidated tax  group that should have been recovered by such individual entities over the succeeding 10 years. These amendments increased the statutory income  tax rate from 28% to 30% for the years 2010 to 2012, 29% for 2013, and decreased it to 28% for 2014 and future years.  Pursuant to these amendments, the parent company was required to pay in 2010 (at the 30% tax rate) 25% of the tax resulting from  eliminating the tax consolidation effects from 1999 to 2004, and to pay an additional 25% in 2011. The remaining 50% is required to  be paid as follows: 20% in 2012, 15% in 2013, and 15% in 2014. With respect to the consolidation effects originated after 2004,  these should be considered during the sixth fiscal year following their origination and are be payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15%, and 15%), and, in  relation to this, the consolidation effect for 2005 has already been notified to CEMEX and considered. Applicable taxes payable as a result  of the changes to the tax consolidation regime will be increased by inflation, as required by the Mexican income tax law. As of December 31, 2009, based on Interpretation 18, the  parent company recognized the nominal value of estimated taxes payable in connection with these amendments of approximately US$799 million. This  amount was recognized by the parent company as a tax payable on its balance sheet against “Other non current assets” for approximately US$628 million, in connection with the net liability recognized before the new tax law and that the  parent company expects to realize in connection with the payment of this tax liability; and approximately US$171 million against “Retained  earnings” for the portion, according to the new law, related to: a) the difference between the sum of the equity of the controlled  entities for tax purposes and the equity for tax purposes of the consolidated entity; b) dividends from the controlled entities for tax  purposes to CEMEX, S.A.B. de C.V.; and c) other transactions between the companies included in the tax consolidation that represented the  transfer of resources within the group. In December 2010, pursuant to additional rules, the tax authorities eliminated certain aspects of the  law related to the taxable amount for the difference between the sum of the equity of the controlled entities for tax purposes and  the equity for tax purposes of the consolidated entity. As a result, the parent company reduced its estimated tax payable by approximately  US$235 million against a credit to “Retained earnings.” In 2012, changes in the parent company’s tax payable associated with the  tax consolidation in Mexico are as follows (approximate US$ Millions):

2012

Balance at the beginning of the period $966

Income tax received from subsidiaries $179

Restatement for the period $41

Payments during the period ($54)

Balance at the end of the period $1,132

In December 2012, the Federal Revenue Law (Ley Federal de Ingresos)  applicable in 2013, established that the statutory income tax rate remained at 30% in 2013, then lowered it to 29% for 2014 and  28% for 2015 and future years.

As of December 31, 2012, the balance of tax loss carryforwards  that have not been considered in the tax consolidation was approximately US$625 million. As of December 31, 2012, the estimated payment  schedule of taxes payable resulting from these changes in the tax consolidation regime in Mexico were as follows (approximate amounts in  millions of US dollars):

2013 $ 157*

2014 $ 200

2015 $ 209

2016 $ 173

2017 $ 176

2018 and thereafter $217

1,132

* This payment was made in March 2013.

2013 First Quarter Results Page 17

DEFINITIONS OF TERMS AND DISCLOSURES

Methodology for translation, consolidation, and presentation of results

Under IFRS, beginning January 1, 2008, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader's convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for the first quarter of 2013 and the first quarter of 2012 are 12.61 and 12.91 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader's convenience. Figures presented in US dollars for Mexico, as of March 31, 2013, and March 31, 2012, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2013 and 2012, provided below.

Breakdown of regions

Northern Europe includes operations in Austria, the Czech Republic, France, Germany, Hungary, Ireland, Latvia, Poland, and the United Kingdom, as well as trading operations in several Nordic countries.

The Mediterranean region includes operations in Croatia, Egypt, Israel, Spain, and the United Arab Emirates.

The South, Central America and the Caribbean region includes CEMEX's operations in Argentina, Bahamas, Brazil, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Haiti, Jamaica, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

The Asia region includes operations in Bangladesh, China, Malaysia, the Philippines, Taiwan, and Thailand.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Strategic capital expenditures investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Earnings per ADS

The number of average ADSs outstanding used for the calculation of earnings per ADS was 1,166.8 million for the first quarter of 2013; 1,166.8 million for year-to-date 2013; 1,156.2 million for the first quarter of 2012; and 1,156.2 million for year-to-date 2012.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued as a result of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - March		First Quarter	
	2013 Average	2012 Average	2013 Average	2012 Average
Mexican peso	12.61	12.91	12.61	12.91
Euro	0.7589	0.7511	0.7589	0.7511
British pound	0.6502	0.6299	0.6502	0.6299

Amounts provided in units of local currency per US dollar.

2013 First Quarter Results Page 18